

September 22, 2011

Via E-mail
Jay M. Eastman, Ph.D.
Chief Executive Officer
Lucid, Inc.
2320 Brighton Henrietta Town Line Road
Rochester, NY 14623

> **Re: Lucid, Inc.**
> **Registration Statement on Form S-1**
> **Amended September 7, 2011 and September 20, 2011**
> **File No. 333-173555**

Dear Dr. Eastman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 3

1.   Given your response to prior comment 1 and the methodology and nature of the questions contained in the survey, it is unclear how including in the summary disclosure regarding its results is consistent with providing objective, balanced disclosure in your summary. Therefore, please revise to remove reference to it or advise.

Six Month Periods Ended June 30, 2011 and 2010, page 47

2.   We noted the significant increase in your product sales for the six month period ended June 30, 2011 compared to the six month period ended June 30, 2010 and also noted your related discussion states only that the increase in revenues during the referenced period was primarily attributable to a continued increase in distributor sales in Europe and China and direct sales in the U.S. and Brazil and that these increases are primarily a result of sales of your devices to new customers. We refer to our prior comment 14 in our letter

dated May 12, 2011. In light of the significant increase in revenue for the comparable periods, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items in your statements of operations, including expenses, significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, please quantify each relevant material factor that explains the changes in your product sales, such as price changes and / or volume changes, disclose separately each factor causing the aggregate changes from period to period and disclose the nature of or reason for each factor causing the aggregate change. Your analysis should also reveal underlying material causes of the factors described and any expected future impact on operating results. Please address this comment in your MD&A disclosures in future amendments to this filing. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Pre-FDA Clearance Devices, page 78

3.   Please refer to the second paragraph. It is our understanding that MELA Sciences recently received approval from the European Union to market its MelaFind product. Please revise to disclose this information and the competitive effect on you.

Reimbursement, page 84

4.   We note your response to prior comment 7 and the consent filed as Exhibit 23.3. Please revise your disclosure to identify who provided the advice mentioned in your document. Also, your conclusions regarding cash-flow neutrality appear to be based in significant part on (1) the "Section 179 deduction," which appears to be available only in the first year; and (2) that 28 additional patients will need to see a dermatologist for procedures reimbursed at the same rate as surgeries. Please revise to disclose these assumptions, quantifying if possible, the effect after the first year of adoption.

Related Party Transactions, page 100

5.   If you intend to use the proceeds of the offering to repay Mr. Crane in addition to Mr. Eastman, as indicated in your response to prior comment 2, please revise to state so directly. Also, please quantify the fees to be paid to Northeast LCD Capital upon completion of this offering.

Principal and Selling Stockholders, page 104

6.   We reissue the last sentence of prior comment 11 because it appears you have not revised the reference to a July 2010 offering, contrary to your response.

Financial Statements Table of Contents, page F-1

General

7.   Please include currently dated accountants' consents in your next amendment.

Report of Independent Registered Public Accounting Firm, page F-13

8.   Please include a properly signed and dated audit report without a preamble herein prior to the effectiveness of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via E-mail):   Thomas E. Willett, Esq. – Harris Beach PLLC